

October 7, 2011

<u>Via Email</u>

Michael L. Pollard
Senior Vice President
Southwest Royalties Inc.
6 Desta Drive, Suite 6500
Midland, TX 79705

> **Southwest Royalties Institutional Income Fund VII-B, L.P.**
> **Southwest Royalties Institutional Income Fund IX-B, L.P.**
> **Southwest Royalties Institutional Income Fund X-B, L.P.**
> **Southwest Oil & Gas Income Fund IX-A, L.P.**
> **Southwest Oil & Gas Income Fund X-A, L.P.**
> **Southwest Oil & Gas Income Fund X-B, L.P.**
>
> **Schedules 13E-3**
> **Filed September 9, 2011**
> **File Nos. 005-46853, 005-80649, 005-79061, 005-80614, and**
> **005-82988, 005-83461**
>
> **Preliminary Proxy Statements on Schedule 14A**
> **Filed September 9, 2011**
> **File Nos. 033-11576, 0-18398, 0-19601, 0-18397, 0-18996, 0-19585**

Dear Mr. Pollard:

We have limited our review of your filings to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filings, by providing any information we have requested, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Please note that, except where indicated, our comments apply to all of the filings listed above. Please make conforming changes as necessary.

Schedule 13E-3, filed September 9, 2011

1. We note the statement that "none of the Filing Persons takes responsibility for the accuracy of any information not supplied by such Filing Person." This statement is inconsistent with the disclosures in the filing, including the signature pages, and operates as an implied disclaimer of responsibility for the filing. Please revise.

2. Your response to Item 1010(a) of Regulation M-A should include the ratio of earnings to fixed charges required by Item 1010(a)(3) and the book value per share as of the most recent balance sheet date required by Item 1010(a)(4). Please revise to include this information in the proxy statement in accordance with Instruction 1 to Exchange Act Rule 13e-3(e)(1).

Schedule 14A, filed September 9, 2011
General

3. A significant amount of material information is currently missing from your filings. We note your disclosure, for example, that you intend to recalculate the merger consideration using the signing date as the stated valuation date. We also note disclosure in the second paragraph of the Schedule 13E-3 and on page 1 and 58 of the proxy statement indicating that SWR and the Partnership expect to sign the merger agreement after clearing Staff comments to the preliminary proxy statement. When the definitive proxy statements are filed, we will need to consider the new information, and we may have additional comments, which you will need to address in the definitive proxy statements before you distribute them to investors. Please take this into account when setting the record date, and in timing your filing of the definitive versions of the documents, the date of the meetings and the mailing of broker inquiries pursuant to Rule 14a-13. Please also revise the disclosure on the referenced pages accordingly.

4. We note that you have defined "investors" to exclude SWR. To avoid ambiguity and to be consistent with both the definition in Rule 13e-3(a)(4) and the term used by ECS in its financial advisor opinion, please replace the term "investors" with the term "unaffiliated investors" where appropriate throughout your disclosure.

5. Pease revise the proxy cards for each filing to clearly mark them as "preliminary." See Rule 14a-6(e)(1).

Cover Page

6. Revise the legend on the front cover of the proxy statement to track the language of Rule 13e-3(e)(iii), clarifying that a representation to the contrary is a "criminal" offense. Also include, if applicable, a reference to a "state securities commission."

Conflicts, page 8

7. In the third bullet point under this section, please expand the disclosure to discuss economic benefits which may accrue to the Clayton Williams or the Williams family as a result of the transaction.

Merger Consideration, page 3

8. We note the disclosure in the second to last bullet point on page 5 indicating that SWR will establish an actual discount rate for each reserve category prior to executing the merger agreement that may be different than the discount rates used in the preliminary proxy statement. With a view towards disclosure, please advise why the discount rates would change.

Fairness, page 9

9. We refer you to the third bullet point of this section. Please disclose the expected future cash distributions to the investors referenced in this bullet point.

10. We refer you to the fifth bullet point of this section. Please disclose the dates on which the oil and gas reserve values referenced in this bullet point were determined.

Conditions to the Merger, page 10

11. Expand the disclosure in this section to clarify that if any one of the partnerships fails to vote in favor of the transaction, the merger may not be consummated. See Item 1001 of Regulation M-A, which requires that the summary term sheet include all of the information necessary for investors to understand the essential features of the transaction.

Risk Factors, page 16

12. We note your statement that "the discount rates applied in the calculation of the merger consideration might not reflect the actual cost of capital in effect from time to time and the risks associated with the partnership's properties or the oil and gas industry in general. The discount rates may disfavor longer-lived properties when compared to shorter-lived properties." Revise to briefly explain why you chose the discount rate, with particular emphasis on the types of properties held by the partnerships.

Special Factors, page 20

Background of the Merger, page 20

13. We note your disclosure on page 20 that CWEI had internal discussions regarding a possible auction of the company in September of 2010, but determined that prospective third party buyers might not make acceptable offers due to the fact that CWEI was unwilling to sell operating control. Disclose how, in the absence of an auction, CWEI was able to determine that the merger is fair to the unaffiliated unit holders, and explain in greater detail why CWEI rejected this alternative. See Item 1013(b) of Regulation M-A, and Instruction 1 to that Item.

14. We note your disclosure that one strategic alternative to the acquisition you considered was seeking an equity partner to fund a purchase of the partnership units. You disclose on page 22 that after a process of receiving bids from equity partners over a period of time, you were left with a single equity bid that you did not believe accurately reflected the enterprise value of the SWR partnerships because it did not give effect to the contemporaneous rise in oil prices. At the same time, CWEI "determined that it was not willing to solicit new proposals from other prospective equity partners." Please refer to Item 1013(b) of Regulation M-A, including Instruction 1, and explain why, having pursued the process with five potential bidders, CWEI did not seek equity participation at a higher level, either from the bidders already contacted, or from other potential bidders, to take account of the increase in the price of oil. Please also disclose why CWEI was "not confident that an acceptable agreement could be reached with the remaining prospective equity partner regarding future operations and business objectives of the acquisition entity." For example, had this equity partner conveyed to CWEI that it would be unwilling to reach an agreement if CWEI retained operational control? Had CWEI made any effort to negotiate an acceptable agreement with the remaining prospective equity partner?

15. We refer you to the second whole paragraph on page 23. Please expand the disclosure in this paragraph to explain why electing Dr. Ford and Mr. Gray to the

> SWR board of directors formally addressed the conflicts discussed in this paragraph given that they are also directors of CWEI. For example, as directors of both companies, do they not owe separate and distinct, and potentially conflicting, fiduciary duties to each entity?

16. The third to last paragraph of this section indicates that the transaction committee will hold a meeting at some point in the future with ECS. As a reminder, please note that any materials prepared by ECS in connection with its fairness opinion, including any "board books" or any summaries of presentations made to the transaction committee generally fall within the scope of Item 1015 of Regulation M-A and must be summarized in the disclosure document and (if written) filed as an exhibit to the Schedule 13E-3. In addition, each presentation, discussion, or report held with or presented by ECS, whether <u>oral or written</u>, <u>preliminary or final</u>, is a separate report that requires a reasonably detailed description meeting the requirements of Item 1015 of Regulation M-A. To the extent applicable and not already disclosed or filed, please revise to summarize all the presentations made or to be made by ECS, and file any additional written reports as exhibits pursuant to Item 9 of Schedule 13E-3.

<u>Reasons for the Merger, page 28</u>

17. It appears that many of the factors cited in support of the timing of the transaction have been present for some time. Please revise to provide expanded disclosure regarding the reasons behind each filing persons' choice to engage in the transaction *at this time* as opposed to any other time in the partnership's public company history. Please refer to Item 1013(c) of Regulation M-A.

18. The description required by Item 1013(d) of Regulation M-A must include a reasonably detailed discussion of the benefits and detriments of the Merger to the partnership, its affiliated and *unaffiliated* security holders, and the benefits and detriments must be quantified to the extent practicable. Current disclosure as to the effects of the transaction does not appear to adequately address this disclosure requirement as to *unaffiliated* security holders. Please expand the disclosure in this section accordingly. See Instruction 2 to Item 1013 of Regulation M-A.

<u>Position of the Partnership Affiliates as to the Fairness of the Merger to the Investors, page 29</u>

19. We note that ECS has not issued its fairness opinion in this transaction, and that the underlying fairness analysis does not refer to any date. Please disclose how the transaction committee, or any filing person relying on the financial advisor's opinion, was able to reach the fairness determination as to unaffiliated security

holders, given that the financial advisor's opinion has only been submitted as a "form of" opinion.

20. The factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A are generally relevant to a filing person's fairness determination and should be discussed in reasonable detail. See Question Nos. 20 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981). To the extent the board and each of the partnership affiliates did not address each of the factors listed in paragraphs (c), (d) and (e) and in Instruction 2 to Item 1014 of Regulation M-A, the board or filing party must discuss any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant. We note, for example that the disclosure regarding the position of the partnership affiliates on pages 31 and 32 does not appear to address the factors described in clauses (i), (v) or (vi) of Instruction 2 to Item 1014 and Items 1014(c), (d) and (e) or explain in detail why such factors were not deemed material or relevant. We also note that the disclosure regarding the board's fairness determination does not include any discussion of the substantive and procedural factors listed in Item 1014. If the procedural safeguards in Item 1014(c), (d) and (e) were not considered by the partnership affiliates or the board, please explain why such parties believed the proposed merger is procedurally fair in the absence of such safeguards.

21. We note the cross references in this section and in the section on the recommendation of the board of directors to the factors considered by the transaction committee and the analysis of its fairness advisor, ECS. Please note that if the partnership affiliates or the board based their fairness determination on the analysis and discussion of factors undertaken by others, they must each expressly adopt the analysis and discussion as their own. See Question 20 of Exchange Act Release No. 17719 (April 13, 1981). Please revise to clarify whether each filing person is expressly adopting the analysis of the transaction committee and ECS, or explain how they considered each of the factors listed in Item 1014. Note however, that to the extent such persons did not adopt the another party's discussion and analysis or such discussions and analyses do not address each of the factors listed in Item 1014, such filing persons must discuss, per the preceding comment, any unaddressed factors in reasonable detail or explain in detail why the factor(s) were not deemed material or relevant.

Recommendation of the Board of Directors, page 33

22. We note your disclosure on page 33 that the Board of Directors, relying in part on the recommendation of the transaction committee, determined that the transaction was "advisable and fair to the investors, and was in their best interests." Please revise here and throughout the filings to expressly disclose whether the board and the partnership affiliates reasonably believe that the Merger is substantively <u>and</u>

procedurally fair to *unaffiliated* investors. See Item 1014(a) of Regulation M-A and see Question Nos. 19 and 21 of the Exchange Act Release No. 34-17719 (April 13, 1981).

Opinion of the Transaction Committee's Financial Advisor, page 34

23. We note that the ECS opinion is not in final form. Disclosure on page 35 indicates that ECS will arrive at its opinion based on a review of a draft of the merger agreement. Disclosure on page 36 indicates that ECS has assumed that the final form of the merger agreement will not differ in any respect that would be material to ECS' analyses from the draft merger agreement. To the extent there are differences between the draft and executed merger agreement, please confirm that you will disclose such differences and the Board's determination as to whether an updated opinion from ECS might be warranted. Also, please disclose whether ECS intends to perform the analyses in the opinion again prior to issuing the opinion in final form.

24. Since such determination might not be made until after the definitive proxy has been disseminated, please advise how you would communicate such additional disclosure to investors.

25. We note your disclosure on page 35 that indicates that in arriving at its opinion, ECS reviewed "certain information relating to the historical and current operations and financial condition of the partnership made available to ECS by SWR, including certain reserve reports, which we refer to as the reserve reports, containing estimates prepared by SWR with respect to the partnership's oil and gas reserves as of July 1, 2011, and as to proven gas reserves, audited by Ryder Scott..." In comparison, the form of fairness opinion included as Annex D-1 indicates that that ECS reviewed "certain information relating to the historical, current *and future* operations, financial condition *and prospects* of [the partnership] made available to us by [SWR], including certain oil and gas reserved reports prepared by [SWR]…*"* Please revise your proxy statement to describe this information.

26. We note the disclosure on page 35 referencing "alternative oil and gas commodity pricing assumptions and probabilities that ECS has utilized for purposes of its analyses." Please disclose these assumptions and probabilities and how they were determined.

27. We note that ECS performed a Selected Comparable Transactions analysis. Please revise to provide disclosure concerning the methodology and criteria used in selecting these companies and transactions. Indicate whether the criteria were consistently applied and, if any company or transaction was deliberately excluded from the dataset, briefly indicate the reasoning behind such exclusion. Also,

please expand the disclosure to more fully explain how ECS arrived at its benchmark multiples.

Net Asset Value Analysis, page 38

28. The disclosure indicates that "[a]djustments were made to the benchmarks based on the historical relationship between the benchmarks and the partnership's realized prices." Please disclose these adjustments.

29. Please revise the disclosure on page 38 to indicate how ECS arrived at the rates of 12.5% to 60% used to discount the present value of the future net cash flows and specify which rates were applied to the four price scenarios. Also, if they exist, disclose the industry average for these rates.

Selected Publicly Trade Companies Analysis, page 41

30. The disclosure indicates that the table on page 41 includes benchmark multiple ranges selected by ECS based on a review of the selected comparable company multiples, discounted for the illiquidity of the partnership. Disclose the discount rates used and indicate how ECS arrived at such rates.

31. Provide the disclosure required by Item 1015(b)(4) of Regulation M-A in connection with the fees paid to Ryder Scott for preparing the reserve reports included as annexes to the proxy statement.

Estimated fair value of oil and gas reserves, page 50

32. The disclosure on page 50 indicates that "benchmark prices were further adjusted for quality, energy content, transportation fees and other price differentials specific to the partnership's properties, resulting in an average price of $85.05 per Bbl of oil and $5.85 per Mcf of natural gas." Please provide a breakdown of these factors.

33. The disclosure on page 51 indicates that "[e]stimated future operating costs were deducted in arriving at the estimated fair value of oil and gas reserves and include direct operating expenses, field overhead costs, and ad valorem taxes." Please disclose or advise where you disclose a breakdown of these operating costs.

Solicitation of Proxies, page 64

34. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies by personal interview, telephone, internet, facsimile or otherwise must be filed under the cover of Schedule 14A. Refer to Rule 14a-6(b) and (c). Please supplementally confirm your understanding.

35. We note your disclosure that "directors, officers and employees" of the SWR will solicit proxies. Please identify the class of employees that will be used in connection with the transaction. Please refer to Item 1009(b) of Regulation M-A.

Closing Comments

As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amended filings to expedite our review. Please furnish a cover letter with your amended filing that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amended filings and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all material information to investors. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

Please contact me at (202) 551-3267 with any questions you may have.

Sincerely,

/s/ JE Griffith

Julia E. Griffith
Special Counsel
Office of Mergers &
 Acquisitions